Filed by BGS Acquisition Subsidiary, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: BGS Acquisition Subsidiary, Inc.
Commission File No. of BGS Acquisition Subsidiary, Inc.: 333-191030

November 14, 2013

Dear TransnetYX Option Holder or Warrant Holder:

You are receiving this letter (this “Letter”) in connection with the transactions contemplated by that certain Amended and Restated Merger and Share Exchange Agreement, dated as of August 13, 2013 (the “Merger Agreement”), by and among BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“BGS Corp.”), BGS Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of BGS Corp. (“BGS Acquisition”), BGS Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of BGS Acquisition (“Merger Sub”), Black Diamond Holdings LLC, a Colorado limited liability company (“Black Diamond”), Black Diamond Financial Group, LLC, a Delaware limited liability company and manager of Black Diamond (“BDH Manager”), and TransnetYX Holding Corp., a Delaware corporation (“TransnetYX”).  This Letter provides a summary of the alternatives available to persons holding options (each, an “Option Holder”) and/or warrants (each, a “Warrant Holder”) to purchase TransnetYX common stock, $0.0001 par value per share (“TransnetYX Common Stock”), with respect to such options and/or warrants.

Business Combination Overview

Pursuant to the Merger Agreement: (i) BGS Corp., will effect a merger in which it will merge with and into BGS Acquisition (which will be renamed “YX Genomics, Inc.” prior to such merger), with BGS Acquisition surviving the merger (the “Redomestication”); and (ii) immediately following the Redomestication, BGS Acquisition will effect an acquisition of TransnetYX by TransnetYX merging with and into Merger Sub (the “Transaction Merger” and, together with the Redomestication, the “Business Combination”). The parties to the Merger Agreement intend for the Transaction Merger to qualify as a tax-deferred reorganization for Federal income tax purposes.

The Merger Agreement, provides that in exchange for all of the issued and outstanding shares of TransnetYX’s capital stock, BGS Acquisition will issue to the stockholders of record of TransnetYX an aggregate of 8,000,000 shares of BGS Acquisition common stock, $0.001 par value per share (“BGS Common Stock”), on a pro rata basis and will pay a maximum of $15.0 million in cash (the “Cash Consideration”), up to $11.0 million of which may be paid in additional shares of BGS Common Stock.  BGS Acquisition will be required to have at least $10.0 million in cash to close the Business Combination, which will be used to (1) provide $6.0 million to the surviving entity for the payment of certain Business Combination related expenses and for working capital purposes, and (2) pay at least $4.0 million of the Cash Consideration to the stockholders of record of TransnetYX, on a pro-rata basis   In addition, TransnetYX stockholders will be entitled to receive up to an additional 8,000,000 shares of the BGS Common Stock (Earn-Out Common Stock”) on a pro rata basis as an earn out based on the gross revenues of TransnetYX in fiscal year 2015.

On August 23, 2013, BGS Acquisition filed a Schedule TO with the United States Securities and Exchange Commission (the “SEC”) for an Offer to Purchase (the “Offer”) 3,014,778 ordinary shares at a price of $10.15 per share in connection with the Transaction Merger.  After the Business Combination, assuming no redemptions of ordinary shares for cash in the Offer, BGS Corp.’s current public shareholders will own approximately 16.3% of BGS Acquisition, BGS Corp.’s current directors, officers and affiliates will own approximately 8.1% of BGS Acquisition, and the pre-Business Combination stockholders of TransnetYX will own approximately 75.5% of BGS Acquisition.  Assuming redemption in the Offer by holders of 832,461 of BGS Corp.’s outstanding Ordinary Shares sold in BGS Corp.’s initial public offering, BGS Corp. public shareholders will own approximately 8.8% of BGS Acquisition, BGS Corp.’s current directors, officers and affiliates will own approximately 9.5% of BGS Acquisition, and the pre-Business Combination stockholders of TransnetYX will own approximately 81.6% of BGS Acquisition.

Notice of Election for Exercise of Options and/or Warrants

IN THE EVENT AN OPTION HOLDER OR WARRANT HOLDER ELECTS TO EXERCISE HIS OR HER OPTIONS AND/OR WARRANTS, SUCH OPTION HOLDER OR WARRANT HOLDER MUST COMPLETE THE NOTICE OF EXERCISE (THE “NOTICE OF EXERCISE”), A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT A, AND INTERNAL REVENUE SERVICES FORM W-9, REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION (“FORM W-9”), A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT B, ON OR BEFORE NOVEMBER 20, 2013, AT 5:00 P.M., CENTRAL STANDARD TIME.

BEFORE MAKING ANY INVESTMENT DECISIONS WITH RESPECT TO YOUR EXERCISE OF ANY OPTIONS AND WARRANTS, YOU ARE URGED TO READ THE PROSPECTUS CONSTITUTING PART OF BGS ACQUISITION SUBSIDIARY, INC.’S REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED WITH THE SEC ON SEPTEMBER 6, 2013, AS AMENDED BY ANY AMENDMENTS THERETO (COLLECTIVELY, THE “REGISTRATION STATEMENT”), AND ALL OTHER DOCUMENTS REGARDING THE BUSINESS COMBINATION, CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

THE NOTICE OF EXERCISE MUST BE DELIVERED TO TRANSNETYX AT THE FOLLOWING ADDRESS:

TransnetYX Holding Corp.
8110 Cordova Road, Suite 119
Cordova, Tennessee 38016
Attention:  Eric Altman
ealtman@transnetyx.com
FAX:  901-507-0480

IN THE EVENT TRANSNETYX DOES NOT RECEIVE A NOTICE OF EXERCISE AND FORM W-9 ON OR BEFORE NOVEMBER 20, 2013, AT 5:00 PM, CENTRAL STANDARD TIME, FOR ANY OPTION HOLDER OR WARRANT HOLDER, SUCH OPTION HOLDER OR WARRANT HOLDER WILL BE DEEMED TO FORFEIT HIS, HER OR ITS OPTIONS AND/OR WARRANTS, AS PROVIDED IN THE NO EXERCISE PROVISIONS BELOW.

Overview of Option Holder End Warrant Holder Alternatives

EXERCISE OF OPTIONS AND/OR WARRANTS MAY RESULT IN SUBSTANTIAL IMMEDIATELY RECOGNIZABLE ORDINARY INCOME TO THE OPTION HOLDER OR WARRANT HOLDER.  IF AN OPTION AND/OR WARRANT IS EXERCISED, SUCH OPTION HOLDER OR WARRANT HOLDER MAY NOT BE ABLE TO SELL THE TRANSNETYX COMMON STOCK OR BGS COMMON STOCK, AS APPLICABLE, TO PAY ANY TAXES DUE AS A RESULT OF THE EXERCISE OF SUCH OPTIONS AND/OR WARRANTS.   THERE IS NO CURRENT MARKET FOR TRANSNETYX COMMON STOCK OR BGS COMMON STOCK.

OPTION HOLDERS AND WARRANT HOLDERS ARE HEREBY ENCOURAGED TO CONSULT THEIR RESPECTIVE TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Pursuant to option grants and warrant agreements provided to Option Holders and Warrant Holders respectively and the terms of the Merger Agreement, Option Holders and Warrant Holders must either (a) exercise their respective options and warrants in connection with the consummation of the Business Combination, by returning the Notice of Exercise and Form W-9 or (b) forfeit such options and warrants. The following provides a summary of the exercise and surrender alternatives available to Option Holders and Warrant Holders.

Option Holders

Cash Exercise for Qualified or Incentive Stock Options. If an Option Holder exercises his or her qualified or incentive stock options by making a payment to TransnetYX in an amount equal to the applicable option exercise price, he or she should not be required to recognize any immediately taxable gain or loss in connection with such exercise for Federal income tax purposes nor be subject to additional employment taxes in connection with the exercise. Note however, that the difference between the fair market value of the TransnetYX Common Stock at the time of exercise and the option exercise price may be included in such Option Holder’s alternative minimum taxable income and therefore may trigger alternative minimum tax.

 The resulting exchange of TransnetYX Common Stock for BGS Common Stock pursuant to the Transaction Merger is not treated as a disqualifying disposition and again should not trigger the recognition of immediate taxable gain or loss in connection with the exchange. However in order to avoid the recognition of ordinary income in connection with the sale of BGS Common Stock received through the exercise of incentive stock option after the Transaction Merger,.  an Option Holder must hold stock acquired upon the exercise of an incentive stock option for more than two (2) years after the option grant date and for more than one (1) year after the option exercise date.

Cashless Exercise of Qualified or Incentive Stock Options. In lieu of a cash exercise described above, an Option Holder may exercise his or her qualified incentive options through a “cashless exercise”. This type of exercise is referred to as a “cashless exercise” because the Option Holder does not pay out-of-pocket to exercise the option. Instead, the Option Holders uses the value which would be received from the sale of the newly acquired TransnetYX Common Stock. This value equates to the difference between the exercise price and the fair market value of the TransnetYX Common Stock to pay the option price and the brokerage commission, if applicable. For tax purposes it is though the Option Holder sells only enough of the shares of TransnetYX Common Stock as is required to generate enough value to pay the exercise price required for the shares to be received (and sold) in connection with the exercise of the option.  This sale of shares is considered a disqualifying disposition on an incentive stock option thereby causing such Option Holder to recognize ordinary income on the difference between the fair market value and the option price of the sold TransnetYX Common Stock in the year of exercise, which is different than the Federal income tax consequences of a cash exercise. In addition, this income is subject to employment taxes. If the requisite holding periods described above are satisfied with respect to the remaining shares of TransnetYX Common Stock not disposed of in the cashless exchange but exchanged for BGS Common Stock in the Transaction Merger, the subsequent sale of the Common Stock received in connection therewith would still qualify for long-term capital treatment.

No Exercise. If an Option Holder does not exercise his or her options prior to the Business Combination, such Option Holder will be deemed to have forfeited those options, and such options will be of no further force or effect following the closing of the Business Combination. The Merger Agreement does not provide for the post-Business Combination grant of BGS Acquisition stock options in exchange for the cancellation of TransnetYX stock options outstanding prior to the Business Combination. BGS Acquisition may, but is not required by the Merger Agreement to, adopt a stock option plan following the Business Combination in order to grant replacement BGS Acquisition stock options in exchange for the cancellation of TransnetYX stock options that remain outstanding immediately prior to the Business Combination. Therefore, failure by an Option Holder to exercise his or her options prior to the Business Combination may result in the forfeiture of such stock options.

Warrant Holders

Cash Surrender. Except as discussed below with respect to a cashless surrender of a warrant, a Warrant Holder will not recognize gain or loss on the surrender of a warrant for Federal income tax consequences. A Warrant Holder’s tax basis in the share of TransnetYX Common Stock received as a result of such exercise will equal the sum of the initial investment in the warrant itself and the exercise price; the Warrant Holder’s holding period for such shares will begin on the date following the exercise date.

Cashless Surrender. Unlike the cash surrender of a warrant, the Federal income tax consequences of a cashless surrender are not clear under current tax law. A cashless surrender may be tax-deferred, either because the exercise is not a gain recognition event or because the exercise is treated as a recapitalization. In either situation, a Warrant holder’s basis in the TransnetYX Common Stock received as a result of the exercise would equal the Warrant Holder’s aggregate basis in the Warrants used to effectuate the cashless surrender. If the cashless surrender were treated as not being a gain recognition event, the Warrant Holder’s holding period in the TransnetYX Common Stock would begin on the date immediately following the exercise; whereas, if the cashless surrender is treated as a recapitalization, the holding period of the TransnetYX Common Stock would include the Warrant Holder’s holding period of the warrant.

It is also possible that a cashless surrender could be treated as a taxable exchange in which the Warrant Holder would recognize gain or loss similar to a cashless exercise of an option. In such case, the Warrant Holder would be treated as having surrendered a number of warrants with a fair market value equal to the exercise price for the number of warrants surrendered. The Warrant Holder, in turn, would recognize capital gain or loss in an amount equal to the spread between the fair market value of the warrants deemed surrendered to pay the exercise price and the Warrant Holder’s basis in such warrants. Under this scenario, the Warrant Holder’s basis in the TransnetYX Common Stock would equal the sum of the fair market value of the warrants deemed surrendered to pay the exercise price and the Warrant Holder’s basis in the warrants exercised.  The Warrant Holder’s holding period for such TransnetYX Common Stock would begin on the date following the exercise.

No Exercise. If a Warrant Holder allows a warrant to expire, such Warrant Holder will recognize a capital loss in an amount equal to the Warrant Holder’s basis in the warrant. Such loss will be characterized as a long-term capital loss if the warrant was held for more than a year at the time it lapsed, the deductibility of may be limited.

IRS CIRCULAR 230 DISCLOSURE

AS REQUIRED BY U.S. TREASURY REGULATIONS, YOU ARE HEREBY ADVISED THAT ANY FEDERAL TAX ADVICE CONTAINED IN THIS LETTER OR ANY ATTACHMENT HERETO DOES NOT, AND SHALL NOT, CONSTITUTE A FORMAL TAX OPINION.  ACCORDINGLY, ANY FEDERAL TAX ADVICE CONTAINED IN THIS LETTER OR ANY ATTACHMENT HERETO IS NOT INTENDED, OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY RECIPIENT FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE ASSERTED BY THE INTERNAL REVENUE SERVICE.

Forward-Looking Statements

This Letter contains forward-looking statements.  Forward-looking statements provide TransnetYX’s current expectations or forecasts of future events.  Forward-looking statements include statements about TransnetYX’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts.  Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors described under the heading “Risk Factors” in BGS Acquisition’s Registration Statement on Form S-4, as amended and as filed with the SEC.  Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Letter.  TransnetYX undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Letter or to reflect the occurrence of unanticipated events.  You should, however, review the factors and risks TransnetYX and BGS Acquisition describe in the documents on file with the SEC, including but not limited to the BGS Acquisition’s Registration Statement and all other documents regarding the Business Combination.  You may obtain free copies of the Registration Statement and other documents filed with, or furnished to, the SEC at the SEC’s website at http://www.sec.gov.

Exhibit A

NOTICE OF EXERCISE

To:	TransnetYX Holding Corp.
8110 Cordova Road, Suite 119
Cordova, Tennessee 38119
Attention: Eric Altman
Email: ealtman@transnetyx.com
Fax: 901-507-0480

 The undersigned hereby elects to:

□
purchase _________ shares of common stock, $0.0001 par value (“Common Stock”) of TransnetYX Holding Corp., a Delaware corporation (“TransnetYX”) pursuant to the terms of the Option Grant or Warrant Agreement, a copy of such Option Grant or Warrant Agreement is enclosed with this notice, provided to the undersigned holder, and payment of the exercise price per share of Common Stock required under the Option Grant or Warrant Agreement accompanies this notice;

          OR

□
exercise the Option Grant or Warrant Agreement, a copy of such Option Grant or Warrant Agreement is enclosed with this notice, for all of the shares of Common Stock provided under such Option Grant or Warrant Agreement, OR __________ shares of Common Stock provided under such Option Grant or Warrant Agreement pursuant to the net exercise provisions of such Option Grant or Warrant Agreement.

The undersigned hereby represents and warrants that it is acquiring the indicated shares for its own account for investment purposes only, and not for resale or with a view to distribution of such shares or any part thereof.

Date: ____________________________ Name in which shares should be registered: ________________________________________ ________________________________________
HOLDER:

Print Name:               ______________________
Sign Name:                ______________________
Title (if applicable):  ______________________

Address:   ___________________________
                   ___________________________
                   ___________________________
                  Attention:  ___________________

This Notice of Exercise and Form W-9 must be delivered to TransnetYX on or before November 20, 2013, at 5:00 p.m., Central Standard Time.  In the event TransnetYX does not receive a Notice of Exercise and Form W-9 on or before November 20, 2013, at 5:00 p.m. Central Standard Time, the options or warrants will be deemed forfeited.

A-1